SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

.

Contents

Unaudited Interim Condensed Consolidated Statements of Profit or Loss
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
Unaudited Interim Condensed Consolidated Statements of Financial Position
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
Unaudited Interim Condensed Consolidated Statements of Cash Flows

KPMG Auditores Independentes Ltda.

Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent Auditors’ report on review of Interim Condensed Consolidated Financial Statements

To Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated statements of financial position of Nu Holdings Ltd. (“Company”) as of June 30, 2024, the condensed consolidated statements of profit or loss and comprehensive income or loss for three and six-month period ended, changes in equity and cash flows for the three and six-month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34, ‘Interim Financial Reporting’ issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as of June 30, 2024, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, August 13, 2024.

KPMG Auditores Independentes Ltda.

CRC 2SP-027685/O-0 F SP

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Unaudited Interim Condensed Consolidated

Statements of Profit or Loss

For the three and six-month periods ended June 30, 2024 and 2023

(In thousands of U.S. Dollars, except earnings per share)

		Three-month period ended		Six-month period ended
	Note	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Interest income and gains (losses) on financial instruments	6	2,383,307	1,500,225	4,663,555	2,755,679
Fee and commission income	6	465,384	368,415	921,037	731,628
Total revenue		2,848,691	1,868,640	5,584,592	3,487,307
Interest and other financial expenses	6	(665,191)	(453,426)	(1,325,906)	(893,638)
Transactional expenses	6	(64,310)	(42,797)	(127,258)	(95,575)
Credit loss allowance expenses	7	(759,765)	(590,434)	(1,590,484)	(1,065,229)
Total cost of financial and transactional services provided		(1,489,266)	(1,086,657)	(3,043,648)	(2,054,442)
Gross profit		1,359,425	781,983	2,540,944	1,432,865

Operating expenses
Customer support and operations	8	(162,917)	(113,309)	(313,529)	(221,124)
General and administrative expenses	8	(326,555)	(256,408)	(652,607)	(493,289)
Marketing expenses	8	(47,751)	(33,923)	(94,578)	(53,195)
Other income (expenses)	8	(96,781)	(54,366)	(176,272)	(97,651)
Total operating expenses		(634,004)	(458,006)	(1,236,986)	(865,259)

Profit before income taxes		725,421	323,977	1,303,958	567,606

Income taxes
Current taxes	29	(424,009)	(263,071)	(839,051)	(468,935)
Deferred taxes	29	185,860	163,960	401,179	267,946
Total income taxes		(238,149)	(99,111)	(437,872)	(200,989)

Profit for the period		487,272	224,866	866,086	366,617

Earnings per share – Basic	9	0.1018	0.0475	0.1812	0.0777
Earnings per share – Diluted	9	0.0998	0.0464	0.1776	0.0758
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,788,239	4,730,272	4,780,762	4,719,948
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,880,953	4,843,835	4,875,519	4,833,455

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated

Statements of Comprehensive Income

For the three and six-month periods ended June 30, 2024 and 2023

(In thousands of U.S. Dollars)

		Three-month period ended		Six-month period ended
	Note	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Profit for the period		487,272	224,866	866,086	366,617

Other comprehensive income:
Effective portion of changes in fair value		30,117	13,690	75,625	15,685
Changes in fair value reclassified to profit or loss		(8,871)	(12,549)	(24,369)	(15,423)
Deferred income taxes		(9,084)	2,356	(12,392)	5,382
Cash flow hedge	19	12,162	3,497	38,864	5,644

Changes in fair value		(11,770)	(1,820)	(9,550)	8,504
Deferred income taxes		1,455	(978)	(84)	(793)
Financial assets at fair value through other comprehensive income		(10,315)	(2,798)	(9,634)	7,711

Currency translation on foreign entities		(420,428)	140,710	(492,397)	251,215

Total other comprehensive income (loss) that may be reclassified to profit or loss subsequently		(418,581)	141,409	(463,167)	264,570

Changes in fair value - own credit adjustment	20	(21)	23	(39)	68
Total other comprehensive income (loss) that will not be reclassified to profit or loss subsequently		(21)	23	(39)	68
Total other comprehensive income (loss), net of tax		(418,602)	141,432	(463,206)	264,638
Total comprehensive income for the period, net of tax		68,670	366,298	402,880	631,255

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Unaudited Interim Condensed Consolidated

Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(In thousands of U.S. Dollars)

	Note	06/30/2024	12/31/2023

Assets
Cash and cash equivalents	11	8,530,383	5,923,440
Financial assets at fair value through profit or loss		841,256	389,875
Securities	12	813,390	368,574
Derivative financial instruments	19	27,538	20,981
Collateral for credit card operations	22	328	320
Financial assets at fair value through other comprehensive income		8,156,073	8,805,745
Securities	12	8,156,073	8,805,745
Financial assets at amortized cost		24,262,748	24,988,919
Credit card receivables	13	12,027,336	12,414,133
Loans to customers	14	4,008,201	3,202,334
Compulsory and other deposits at central banks	15	6,665,907	7,447,483
Other receivables	16	954,047	1,689,030
Other financial assets		126,015	131,519
Securities	12	481,242	104,420
Other assets	17	551,659	936,209
Deferred tax assets	29	1,700,803	1,537,835
Right-of-use assets		24,972	30,459
Property, plant and equipment		31,244	39,294
Intangible assets	18	305,990	295,881
Goodwill	18	397,602	397,538
Total assets		44,802,730	43,345,195

7

Unaudited Interim Condensed Consolidated

Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(In thousands of U.S. Dollars)

	Note	06/30/2024	12/31/2023

Liabilities
Financial liabilities at fair value through profit or loss		639,479	242,615
Derivative financial instruments	19	16,131	28,173
Instruments eligible as capital	20	3,690	3,988
Repurchase agreements		619,658	210,454
Financial liabilities at amortized cost		35,861,438	34,582,759
Deposits	21	25,228,578	23,691,130
Payables to network	22	8,896,941	9,755,285
Borrowings and financing	23	1,735,919	1,136,344
Salaries, allowances and social security contributions		200,784	166,876
Tax liabilities		582,477	1,300,845
Lease liabilities		31,223	36,942
Provision for lawsuits and administrative proceedings	24	16,322	8,082
Deferred income	25	62,695	68,360
Other liabilities	26	484,872	532,331
Total liabilities		37,879,290	36,938,810

Equity
Share capital	30	84	84
Share premium reserve	30	4,975,369	4,972,922
Accumulated gains	30	2,254,763	1,276,949
Other comprehensive income (loss)	30	(306,776)	156,430
Total equity		6,923,440	6,406,385
Total liabilities and equity		44,802,730	43,345,195

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2024 and 2023

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2023		84	4,972,922	1,276,949	135,497	12,417	7,998	518	6,406,385
Profit for the period		-	-	866,086	-	-	-	-	866,086
Share-based compensation, net of shares withheld for employee taxes	10	-	-	110,618	-	-	-	-	110,618
Shares issued to service providers	30	-	-	1,110	-	-	-	-	1,110
Stock options exercised	30	-	2,447	-	-	-	-	-	2,447
Other comprehensive income, net of tax	30
Cash flow hedge		-	-	-	-	38,864	-	-	38,864
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	(9,634)	-	(9,634)
Currency translation on foreign entities		-	-	-	(492,397)	-	-	-	(492,397)
Own credit adjustment		-	-	-	-	-	-	(39)	(39)
Balances as of June 30, 2024		84	4,975,369	2,254,763	(356,900)	51,281	(1,636)	479	6,923,440

9

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2024 and 2023

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2022		83	4,963,774	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783
Profit for the period		-	-	366,617	-	-	-	-	366,617
Share-based compensation, net of shares withheld for employee taxes	10	-	-	94,015	-	-	-	-	94,015
Shares issued to service providers	30	-	-	21,533	-	-	-	-	21,533
Shares issued	30	1	(1)	-	-	-	-	-	-
Stock options exercised	30	-	7,013	-	-	-	-	-	7,013
Other comprehensive income or loss, net of tax	30
Cash flow hedge		-	-	-	-	5,644	-	-	5,644
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	7,711	-	7,711
Currency translation on foreign entities		-	-	-	251,215	-	-	-	251,215
Own credit adjustment		-	-	-	-	-	-	68	68
Balances as of June 30, 2023		84	4,970,786	546,742	142,859	(1,842)	(14,587)	557	5,644,599

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

10

Unaudited Interim Condensed Consolidated

Statements of Cash Flows

For the six-month period ended June 30, 2024 and 2023

(In thousands of U.S. Dollars)

	Note	06/30/2024	06/30/2023

Cash flows from operating activities
Reconciliation of profit to net cash flows from operating activities:
Profit for the period		866,086	366,617
Adjustments:
Depreciation and amortization	8	36,798	27,156
Credit loss allowance expenses	7	1,718,490	1,106,800
Deferred income taxes	29	(401,179)	(267,946)
Provision for lawsuits and administrative proceedings		10,234	2,502
Unrealized losses on other investments		-	21,720
Unrealized (gains) losses on financial instruments		(26,457)	51,705
Interest accrued		72,938	40,139
Share-based compensation		158,848	116,850
Others		2,327	-
		2,438,085	1,465,543

Changes in operating assets and liabilities:
Securities		(165,656)	2,221,786
Compulsory deposits and others at central banks		859,724	(46,123)
Credit card receivables		(2,444,542)	(3,246,823)
Other assets		426,486	163,262
Loans to customers		(2,899,339)	(1,245,332)
Other receivables		809,346	(778,678)
Deposits		1,691,175	2,100,527
Payables to network		(951,820)	655,859
Deferred income		(6,231)	12,455
Other liabilities		716,369	197,455

Interest paid		(56,364)	(36,152)
Income tax paid		(1,058,283)	(410,151)
Interest received		2,738,859	740,431
Cash flows generated from operating activities		2,097,809	1,794,059

11

	Note	06/30/2024	06/30/2023

Cash flows from investing activities
Acquisition of property, plant and equipment		3,401	(11,403)
Acquisition and development of intangible assets		(43,611)	(87,257)
Cash flow used in investing activities		(40,210)	(98,660)

Cash flows from financing activities
Proceeds from borrowings and financing	23	813,014	95,419
Payments of borrowings and financing	23	(93,964)	(10,546)
Lease payments		(3,567)	(3,803)
Exercise of stock options	30	2,447	7,013
Cash flows generated from financing activities		717,930	88,083
Change in cash and cash equivalents		2,775,529	1,783,482

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	5,923,440	4,172,316
Foreign exchange rate changes on cash and cash equivalents		(168,586)	219,251
Cash and cash equivalents - end of the period	11	8,530,383	6,175,049
Increase in cash and cash equivalents		2,775,529	1,783,482

Non-cash transactions
Shares issued to service providers		1,110	21,533

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Nu Holdings Ltd.
Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with customers.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of June 30, 2024, its significant operating subsidiaries were:

●	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, and participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products: (i) a Mastercard international credit card (issued in Brazil which allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) "Conta do Nubank", a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account, such as electronic and peer-to-peer transfers ("PIX"), bill payments, withdrawals through the 24 Hours ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments with transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through "Conta do Nubank", directly in the app. In addition, Nu Financeira issues the Bank Deposit Receipt (RDB), with daily liquidity and with a defined future maturity date and offered to the Company's customers through the "Conta do Nubank". Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit.
●	Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer.
●	Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM") is an indirect subsidiary that executes securities brokerage activities in Brazil.

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

●	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera") is an indirect subsidiary domiciled in Mexico. Nu Financiera is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account and offers customers in México the possibility to obtain loans, in addition to offering "Cuenta Nu", a 100% digital account in the smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account. It commenced operations in the Mexican market in December 2022 and currently offers credit cards and deposits as its main products.
●	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020. On January 2024, the Financial Superintendence of Colombia ("SFC") approved the Group's request to incorporate a financing institution in Colombia, Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") ("Incorporation License"). "Cuenta Nu" was launched in the country in March 2024.

The Company and its consolidated subsidiaries are referred to in these unaudited interim condensed consolidated financial statements as the “Group” or "Nu”.

The Company’s Board authorized the issuance of these unaudited interim condensed consolidated financial statements on August 13, 2024.

2. STATEMENT OF COMPLIANCE

These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS”) as issued by the International Accounting Standard Board (“IASB”). However, selected condensed explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Group's financial position and performance since the issuance of its last annual financial statements.

The Group’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by IASB. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

i) Nu Holding's functional and presentation currency

The presentation of the functional currency and foreign currency translation is described below, and it is valid for these unaudited interim condensed consolidated financial statements.

The functional currency for Nu Holdings and the presentation currency of these unaudited interim condensed consolidated financial statements is the U.S. Dollar (“US$”). The functional currency of the Brazilian operating entities is the Brazilian real ("BRL"), for the Mexican entities, Mexican peso ("MXN") and for the Colombian entities, the Colombian peso ("COP").

The financial statements of the foreign subsidiaries held in functional currencies that are not US$ are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ are recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

b) New or revised accounting pronouncements adopted in 2024:

The following new or revised standards have been issued by IASB, were effective for the period covered by these unaudited interim condensed consolidated financial statements and had no significant impact.

●	Disclosures in Financial Statements (Amendments to IAS 1);
●	Non-current Liabilities with Covenants (Amendments to IAS 1);
●	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1);
●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16);
●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).

c) Other new standards and interpretations issued but not yet effective:

●	Presentation and Disclosures in Financial Statements (IFRS 18);
●	Lack of Exchangeability (Amendments to IAS 21);
●	Classification and measurement of financial instruments (Amendments to IFRS 7 and IFRS 9).

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the Group's unaudited interim condensed consolidated financial statements.

3. BASIS OF CONSOLIDATION

These unaudited interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared for the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these unaudited interim condensed consolidated financial statements:

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Entity	Control	Principal activities	Functional currency	Country	06/30/2024	12/31/2023
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM")	Indirect	Securities distribution	BRL	Brazil	100%	100%
Nu Invest Corretora de Valores S.A ("Nu Invest")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100%	100%
Nu Colombia Compañía de Financiamiento S.A. (“Nu Colombia Financiera”)	Indirect	Multiple purpose financial company	COP	Colombia	100%	100%

Nu Pagamentos, Nu Financeira, Nu DTVM, Nu Invest and Nu Pay, Brazilian subsidiaries, are regulated by the Central Bank of Brazil (“BACEN”); Nu Financiera, a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”); Nu Colombia Financiamiento, a Colombian subsidiary, is regulated by the Superintendency of Industry and Commerce ("SIC") and the Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the other entities of the Group.

In addition, the Company consolidated investment funds as of June 30, 2024 and December 31, 2023, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the entity.

4. MATERIAL ACCOUNTING POLICIES

The material accounting policies adopted by the Group in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted and disclosed in the Annual Financial Statements and therefore should be read in conjunction.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates, and estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these unaudited interim condensed consolidated financial statements were the same as those adopted in the Annual Financial Statements.

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes a loss allowance for expected credit losses on credit cards receivables and loans to customers that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses ("ECL") allowance methodology are:

a)	Definition of default;
b)	Forward-looking information used for the projection of macroeconomic scenarios;
c)	Probability weights of future scenarios;
d)	Definition of significant increase in credit risk and lifetime; and
e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On June 30, 2024, the probability weighted ECL allowance for credit card receivables and loans to customers totaled US$2,936,492 of which US$2,313,043 related to credit card receivables and US$623,449 to loans to customers. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the credit loss allowance is determined based on the weighted average of these scenarios. Such weightings reflect management's perception around the current and future expectations of the macroeconomic environment based on, but not limited to, GDP, Inflation, Unemployment and Interest Rates in each of the geographies the Group operates. The table below illustrates the ECL that would have arisen if management had applied the weighted average of these three macroeconomic scenarios and a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and lending ECL	2,936,492	2,754,749	2,916,197	3,208,329

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

6. INCOME AND RELATED EXPENSES

a) Interest income and gains (losses) on financial instruments

	Three-month period ended		Six-month period ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Interest income – credit card	985,139	593,855	1,968,712	1,041,551
Interest income – lending	730,002	353,082	1,385,963	640,025
Interest income – other assets at amortized cost	281,814	191,446	542,036	345,609
Interest income – other receivables	77,726	96,609	181,542	183,580
Interest income and gains (losses) – financial instruments at fair value	351,149	245,759	640,706	516,953
Other	(42,523)	19,474	(55,404)	27,961
Total interest income and gains (losses) on financial instruments	2,383,307	1,500,225	4,663,555	2,755,679

The interest income presented above from credit card, lending, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprise interest and the fair value changes on financial assets carried at fair value.

b) Fee and commission income

	Three-month period ended		Six-month period ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Interchange fees	344,400	277,805	684,103	543,185
Late fees	70,490	42,866	132,234	79,225
Recharge fees	7,129	7,703	14,780	32,753
Insurance commission	6,427	5,860	13,393	11,121
Rewards revenue	3,238	5,654	8,914	11,201
Other fee and commission income	33,700	28,527	67,613	54,143
Total fee and commission income	465,384	368,415	921,037	731,628

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprise the selling price of prepaid credit for mobile top ups to customers, net of acquisition costs.

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

c) Interest and other financial expenses

	Three-month period ended		Six-month period ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Interest expense on deposits	550,281	401,073	1,064,352	796,189
Financial bill expenses	38,909	4,172	69,430	9,901
Other interest and similar expenses	76,001	48,181	192,124	87,548
Interest and other financial expenses	665,191	453,426	1,325,906	893,638

Interest and other financial expenses mainly comprise expenses related to interest on deposits and financial bills.

d) Transactional expenses

	Three-month period ended		Six-month period ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Bank slip costs	4,947	5,978	10,047	12,284
Rewards expenses	19,126	13,717	34,872	25,833
Credit and debit card network costs	14,251	7,911	29,286	26,851
Financial system expenses	7,349	4,084	12,816	7,957
Other transactional expenses	18,637	11,107	40,237	22,650
Total transactional expenses	64,310	42,797	127,258	95,575

Transactional expenses comprise all the costs that are directly attributable to the payment network cycle. Payment network cycle costs include amounts related to data processing, payment scheme license fees, losses from chargeback relating to the credit and debit card transactions, costs relating to the rewards program to fulfill the use of the points by customers, and other costs related to payments.

Credit and debit card network costs are related to the payment programs license, which is a variable fee paid to Mastercard and other card programs to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties.

Financial system expenses include financial infrastructure services related to custody and related activities.

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

7. CREDIT LOSS ALLOWANCE EXPENSES

	Three-month period ended		Six-month period ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Net increase of loss allowance - Credit card receivables (note 13)	548,342	483,652	1,142,668	866,259
Recovery	(48,326)	(18,691)	(87,937)	(32,077)
Credit loss allowance expenses - Credit card receivables	500,016	464,961	1,054,731	834,182

Net increase of loss allowance - Loan to customers (note 14)	287,179	131,211	576,994	240,541
Recovery	(26,901)	(5,738)	(40,069)	(9,494)
Credit loss allowance expenses - Loan to customers	260,278	125,473	536,925	231,047

Net increase (decrease) of loss allowance - Other receivables (note 16)	(480)	-	(794)	-
Recovery	-	-	-	-
Credit loss allowance expenses - Other receivables	(480)	-	(794)	-

Net increase (decrease) of loss allowance - Other financial assets (note 12)	(49)	-	(378)	-
Recovery	-	-	-	-
Credit loss allowance expenses - Other financial assets	(49)	-	(378)	-
Total	759,765	590,434	1,590,484	1,065,229

8. OPERATING EXPENSES

	Three-month period ended 06/30/2024
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	(63,056)	(47,679)	-	-	(110,735)
Credit analysis and collection costs	(31,577)	(8,168)	-	-	(39,745)
Customer services	(22,546)	(1,744)	-	-	(24,290)
Salaries and associated benefits	(19,549)	(84,734)	(4,453)	-	(108,736)
Credit and debit card issuance costs	(9,835)	(12,231)	-	-	(22,066)
Share-based compensation (note 10)	(4,443)	(111,458)	(3,263)	-	(119,164)
Specialized services expenses	-	(12,152)	-	-	(12,152)
Other personnel costs	(5,293)	(13,394)	(546)	-	(19,233)
Depreciation and amortization	(6,589)	(11,744)	-	-	(18,333)
Marketing expenses	-	-	(39,489)	-	(39,489)
Taxes on financial income	-	-	-	(86,024)	(86,024)
Others	(29)	(23,251)	-	(10,757)	(34,037)
Total	(162,917)	(326,555)	(47,751)	(96,781)	(634,004)

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

	Three-month period ended 06/30/2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	(45,770)	(41,871)	-	-	(87,641)
Credit analysis and collection costs	(20,773)	(8,643)	-	-	(29,416)
Customer services	(17,147)	(1,922)	-	-	(19,069)
Salaries and associated benefits	(18,765)	(71,356)	(4,864)	-	(94,985)
Credit and debit card issuance costs	(4,032)	(12,380)	-	-	(16,412)
Share-based compensation (note 10)	-	(66,587)	-	-	(66,587)
Specialized services expenses	-	(12,683)	-	-	(12,683)
Other personnel costs	(4,012)	(9,965)	(621)	-	(14,598)
Depreciation and amortization	(2,777)	(11,200)	-	-	(13,977)
Marketing expenses	-	-	(28,438)	-	(28,438)
Taxes on financial income	-	-	-	(51,267)	(51,267)
Others	(33)	(19,801)	-	(3,099)	(22,933)
Total	(113,309)	(256,408)	(33,923)	(54,366)	(458,006)

	Six-month period ended 06/30/2024
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	(121,651)	(95,114)	-	-	(216,765)
Credit analysis and collection costs	(51,115)	(17,684)	-	-	(68,799)
Customer services	(52,571)	(3,403)	-	-	(55,974)
Salaries and associated benefits	(39,078)	(177,035)	(9,194)	-	(225,307)
Credit and debit card issuance costs	(17,598)	(22,602)	-	-	(40,200)
Share-based compensation (note 10)	(8,202)	(210,726)	(5,761)	-	(224,689)
Specialized services expenses	-	(28,241)	-	-	(28,241)
Other personnel costs	(10,232)	(26,339)	(1,089)	-	(37,660)
Depreciation and amortization	(13,020)	(23,778)	-	-	(36,798)
Marketing expenses	-	-	(78,534)	-	(78,534)
Taxes on financial income	-	-	-	(167,544)	(167,544)
Others	(62)	(47,685)	-	(8,728)	(56,475)
Total	(313,529)	(652,607)	(94,578)	(176,272)	(1,236,986)

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

	Six-month period ended 06/30/2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	(85,937)	(87,820)	-	-	(173,757)
Credit analysis and collection costs	(38,440)	(18,349)	-	-	(56,789)
Customer services	(39,404)	(3,848)	-	-	(43,252)
Salaries and associated benefits	(35,980)	(135,452)	(10,136)	-	(181,568)
Credit and debit card issuance costs	(8,930)	(26,817)	-	-	(35,747)
Share-based compensation (note 10)	-	(126,092)	-	-	(126,092)
Specialized services expenses	-	(15,931)	-	-	(15,931)
Other personnel costs	(7,610)	(21,556)	(1,121)	-	(30,287)
Depreciation and amortization	(4,755)	(22,401)	-	-	(27,156)
Marketing expenses	-	-	(41,938)	-	(41,938)
Taxes on financial income	-	-	-	(92,979)	(92,979)
Others	(68)	(35,023)	-	(4,672)	(39,763)
Total	(221,124)	(493,289)	(53,195)	(97,651)	(865,259)

9. EARNINGS PER SHARE

	Three-month period ended		Six-month period ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Earnings for the period	487,272	224,866	866,086	366,617
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,788,239	4,730,236	4,780,762	4,719,912
Adjustment for the basic earnings per shares:
Deferred M&A shares that will be issued solely based on the passage of time	-	36	-	36
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,788,239	4,730,272	4,780,762	4,719,948
Adjustment for the diluted earnings per share:
Share based payment	90,526	110,144	92,420	107,755
Business acquisition	2,188	3,419	2,337	5,752
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,880,953	4,843,835	4,875,519	4,833,455
Earnings per share – basic (US$)	0.1018	0.0475	0.1812	0.0777
Earnings per share – diluted (US$)	0.0998	0.0464	0.1776	0.0758
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	959	769	18,316	29,524

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combination conditions. The effects of the potential antidilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted EPS if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares correspond to the total number of shares that could be converted into ordinary shares. Instruments are considered antidilutive if the average market value of ordinary shares during the period is less than the average value of the assumed proceeds (fair value of services that will be recognized as a cost in future periods plus exercise price multiplied by the number of options and shares to be issued on exercise of the options).

10. SHARE-BASED PAYMENTS

Share-settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company. RSUs incentive was implemented in 2020 and is the main incentive since then.

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	06/30/2024	WAEP (US$)	06/30/2023	WAEP (US$)

Outstanding on January 1	59,942,062	1.04	101,276,327	0.72
Exercised during the period	(11,342,462)	0.12	(28,359,725)	0.16
Forfeited during the period	(160,114)		(1,505,673)
Outstanding on June 30	48,439,486	1.24	71,410,929	0.93
Exercisable on June 30	45,717,916	1.18	59,490,297	0.80

RSUs	06/30/2024	WAGDFV (US$)	06/30/2023	WAGDFV (US$)

Outstanding on January 1	66,512,061	5.66	72,401,895	5.46
Granted during the period	25,246,821	11.17	31,919,306	4.58
Vested during the period	(15,694,669)	5.89	(14,291,816)	4.40
Forfeited during the period	(2,883,895)		(9,146,169)
Outstanding on June 30	73,180,318	7.48	80,883,216	5.31

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

The following tables present the total amount of share-based compensation expense for the three and six-month periods ended on June 30, 2024 and 2023, and the provision for taxes as of June 30, 2024 and December 31, 2023.

	Three-month period ended		Six-month period ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023

SOP and RSU expenses and related corporate and social security taxes expenses	121,048	52,417	244,300	105,206
RSUs and SOPs grant - business combination	1,271	29,621	2,878	37,081
Awards expenses and related taxes	1,993	4,961	4,968	9,892
Fair value adjustment - hedge of corporate and social security taxes (note 19)	(5,148)	(20,412)	(27,457)	(26,087)
Total share-based compensation expenses (note 8)	119,164	66,587	224,689	126,092

Equity share-based compensation, net of shares withheld for employee taxes	50,304	43,253	110,618	94,015

			06/30/2024	12/31/2023
Liability provision for taxes presented as salaries, allowances and social security contributions			105,995	66,075

11. CASH AND CASH EQUIVALENTS

	06/30/2024	12/31/2023

Voluntary deposits at central banks	4,165,321	3,308,040
Bank balances	2,371,697	1,759,018
Short-term investments	406,152	854,846
Reverse repurchase agreement	1,587,204	61
Other cash and cash equivalents	9	1,475
Total	8,530,383	5,923,440

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

Reverse repurchase agreements are mainly in Mexican pesos, using government bonds as collateral. The agreements are executed overnight with an average fixed rate of 10.9% per year as of June 30, 2024 (as of December 31, 2023, the amount was mainly in Brazil and the average fixed rate of 11.6% per year).

Short-term investments are mainly in U.S. dollars and remunerated by a fixed-rate index averaging 3.2% per year as of June 30, 2024 and December 31, 2023.

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Voluntary deposits at central banks are deposits made mainly by the Brazilian subsidiaries at the Central Bank of Brazil. The average rate of remuneration as of June 30, 2024 and December 31, 2023, was 100% of the Brazilian CDI rate, with daily maturity.

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	06/30/2024					12/31/2023
			Maturities
Financial instruments at FVTPL	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds
Brazil	501,291	501,384	-	177	501,207	309,353
Total government bonds	501,291	501,384	-	177	501,207	309,353

Corporate bonds and other instruments
Bill of credit (LC)	12	12	-	8	4	1
Certificate of bank deposits (CDB)	3,145	3,144	-	1,687	1,457	5,770
Real estate and agribusiness letter of credit	788	788	-	205	583	186
Corporate bonds and debentures	11,784	11,242	-	-	11,242	23,667
Equity instrument (i)	12,404	13,176	13,176	-	-	13,199
Investment funds	28,189	28,189	28,189	-	-	16,164
Notes	250,084	255,342	-	255,342	-	-
Real estate and agribusiness certificate of receivables	119	113	-	-	113	234
Total corporate bonds and other instruments	306,525	312,006	41,365	257,242	13,399	59,221
Total financial instruments at FVTPL	807,816	813,390	41,365	257,419	514,606	368,574

	06/30/2024		12/31/2023
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	3,022,515	540,304	1,681,223	346,134
U.S. Dollars	259,910	259,910	9,241	9,241
Others (i)	1,098,730	13,176	1,098,602	13,199
Total		813,390		368,574

(i) Refers to an investment in Jupiter, a neobank for consumers in India and an investment in Din Global ("dBank"), a Pakistani fintech company. As of June 30, 2024, the total fair value of these investments corresponded to US$13,176 (US$13,199 on December 31, 2023), classified as level 3 in the fair value hierarchy, as described in note 28.

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	06/30/2024					12/31/2023
			Maturities
Financial instruments at FVTOCI	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	6,537,401	6,546,335	-	445,778	6,100,557	7,166,551
United States of America	158,021	158,017	-	1,604	156,413	126,914
Mexico	1,509	1,387	-	-	1,387	1,407
Colombia	243	243	243	-	-	-
Total government bonds	6,697,174	6,705,982	243	447,382	6,258,357	7,294,872

Corporate bonds and other instruments
Corporate bonds and debentures	1,086,123	1,079,230	-	68,821	1,010,409	1,243,841
Investment funds	91,068	88,798	25,400	-	63,398	54,803
Time deposit	269,636	269,485	-	173,534	95,951	194,390
Real estate and agribusiness certificate of receivables	12,577	12,578	-	-	12,578	17,839
Total corporate bonds and other instruments	1,459,404	1,450,091	25,400	242,355	1,182,336	1,510,873
Total financial instruments at FVTOCI	8,156,578	8,156,073	25,643	689,737	7,440,693	8,805,745

	06/30/2024		12/31/2023
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	38,860,065	6,946,616	37,333,260	7,686,169
U.S. Dollars	1,207,827	1,207,827	1,118,169	1,118,169
Mexican Pesos	22,967	1,387	23,880	1,407
Colombian Pesos	937,841	243	-	-
Total		8,156,073		8,805,745

(i) Includes US$190,157 (US$23,050 on December 31, 2023) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$132,886 (US$130,150 on December 31, 2023). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 28.

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

The Group has corporate bonds and debentures classified as FVTOCI, for which it has recorded a reduction of ECL in the amount of US$378 for June 30, 2024, as shown in note 7 and the exposure was classified as Stage 1. There was no transfer between stages during the six-month period ending on June 30, 2024.

c) Financial instruments at amortized cost

	06/30/2024				12/31/2023
		Maturities
Financial instruments at amortized cost	Amortized Cost	No maturity	Up to 12 months	Over 12 months	Amortized Cost
Government bonds
Colombia	49,297	-	-	49,297	-
Total government bonds	49,297	-	-	49,297	-

Sovereign bonds and other instruments
Sovereign bonds (i)	427,875	427,875	-	-	52,650
Corporate bonds and debentures	4,070	4,070	-	-	-
Time deposit	-	-	-	-	51,770
Total sovereign bonds and other instruments	431,945	431,945	-	-	104,420
Total financial instruments at amortized cost	481,242	431,945	-	49,297	104,420

	06/30/2024		12/31/2023
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$
Currency:
Mexican Pesos	6,968,245	380,398	-	-
Brazilian Reais	288,359	51,547	255,732	52,650
Colombian Pesos	204,517,478	49,297	-	-
U.S. Dollars	-	-	878,640	51,770
Total		481,242		104,420

(i) Refers to an investment in sovereign bonds with the intention to collect contractual cash flows.

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

13. CREDIT CARD RECEIVABLES

Composition of receivables

	06/30/2024	12/31/2023

Receivables - current (i)	6,019,255	6,296,788
Receivables - installments (i)	7,276,682	7,212,775
Receivables - revolving (ii)	1,019,222	978,741
Total receivables	14,315,159	14,488,304
Fair value adjustment - portfolio hedge (note 19)	-	32
Total	14,315,159	14,488,336

Credit card ECL allowance
Presented as deduction of receivables	(2,287,823)	(2,074,203)
Presented as "Other liabilities" (note 26)	(25,220)	(22,066)
Total credit card ECL allowance	(2,313,043)	(2,096,269)
Receivables, net	12,002,116	12,392,067
Total receivables presented as assets	12,027,336	12,414,133

(i) "Receivables - current" is related to purchases, withdrawals, payment slips ("boleto") and PIX (BACEN instant payments) financing made by customers due on the next credit card billing date. "Receivables - installments” is related to purchases in installments. Credit card receivables can be paid by Nu's customers in up to 36 monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder's subsequent monthly credit card statement. Brazil makes the corresponding payments to the credit card network (see note 22) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables - installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate ("fatura parcelada"), in addition to bill financing, which comprise bills paid in installments through the credit card, banking payment slips ("boleto") and PIX financing in more than one installment.

(ii) "Receivables - revolving" is related to the amounts due from customers that have not paid or fully paid their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances in Brazil that have not been fully paid and that are outstanding for more than 2 months are mandatorily converted into fatura parcelada - a type of installment loan which is settled through the customer’s monthly credit card bills.

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

a) Breakdown by maturity

	06/30/2024		12/31/2023
	Amount	%	Amount	%
Receivables not overdue due in:
<= 30 days	5,929,787	41.4%	6,263,292	43.2%
30 <= 60 days	2,339,782	16.3%	2,485,690	17.2%
60 <= 90 days	1,383,522	9.7%	1,364,089	9.4%
> 90 days	2,980,212	20.8%	2,963,791	20.5%
Total receivables not overdue	12,633,303	88.2%	13,076,862	90.3%

Receivables overdue by:
<= 30 days	464,812	3.3%	349,263	2.4%
30 <= 60 days	182,713	1.3%	170,962	1.2%
60 <= 90 days	161,003	1.1%	141,310	0.9%
> 90 days	873,328	6.1%	749,907	5.2%
Total receivables overdue	1,681,856	11.8%	1,411,442	9.7%
Total	14,315,159	100.0%	14,488,304	100.0%

Receivables overdue consist mainly of late balances, and receivables not overdue consist mainly of current receivables and future bill installments ("parcelado").

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

b) Credit loss allowance - by stages

As of June 30, 2024, the credit card ECL allowance totaled US$2,313,043 (US$2,096,269 as of December 31, 2023). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

All receivables are classified in stages. The explanation of each stage is set out in the Company’s accounting policies, as disclosed in the Annual Financial Statements.

	06/30/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	11,489,683	80.3%	732,347	31.6%	6.4%

Stage 2	1,521,113	10.6%	500,877	21.7%	32.9%
Absolute Trigger (Days Late)	399,525	26.3%	300,327	60.0%	75.2%
Relative Trigger (PD deterioration)	1,121,588	73.7%	200,550	40.0%	17.9%

Stage 3	1,304,363	9.1%	1,079,819	46.7%	82.8%
Total	14,315,159	100.0%	2,313,043	100.0%	16.2%

	12/31/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	11,891,823	82.1%	693,151	33.1%	5.8%

Stage 2	1,490,067	10.3%	477,714	22.8%	32.1%
Absolute Trigger (Days Late)	364,853	24.5%	277,035	58.0%	75.9%
Relative Trigger (PD deterioration)	1,125,214	75.5%	200,679	42.0%	17.8%

Stage 3	1,106,414	7.6%	925,404	44.1%	83.6%
Total	14,488,304	100.0%	2,096,269	100.0%	14.5%

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

c) Credit loss allowance - by credit quality vs. stages

	06/30/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	6,546,898	45.7%	143,211	6.2%	2.2%
Stage 1	6,528,006	99.7%	142,906	99.8%	2.2%
Stage 2	18,892	0.3%	305	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	3,929,453	27.5%	312,956	13.5%	8.0%
Stage 1	3,779,890	96.2%	301,966	96.5%	8.0%
Stage 2	149,563	3.8%	10,990	3.5%	7.3%

Higher Risk (PD > 20%)	3,838,808	26.8%	1,856,876	80.3%	48.4%
Stage 1	1,181,787	30.8%	287,475	15.4%	24.3%
Stage 2	1,352,658	35.2%	489,582	26.4%	36.2%
Stage 3	1,304,363	34.0%	1,079,819	58.2%	82.8%
Total	14,315,159	100.0%	2,313,043	100.0%	16.2%

	12/31/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	7,103,018	49.0%	142,047	6.8%	2.0%
Stage 1	7,081,674	99.7%	141,720	99.8%	2.0%
Stage 2	21,344	0.3%	327	0.2%	1.5%

Satisfactory (5% <= PD <= 20%)	3,860,845	26.7%	294,591	14.0%	7.6%
Stage 1	3,699,167	95.8%	282,976	96.1%	7.6%
Stage 2	161,678	4.2%	11,615	3.9%	7.2%

Higher Risk (PD > 20%)	3,524,441	24.3%	1,659,631	79.2%	47.1%
Stage 1	1,110,982	31.5%	268,455	16.2%	24.2%
Stage 2	1,307,045	37.1%	465,772	28.0%	35.6%
Stage 3	1,106,414	31.4%	925,404	55.8%	83.6%
Total	14,488,304	100.0%	2,096,269	100.0%	14.5%

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

d) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	06/30/2024
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	693,151	477,714	925,404	2,096,269
Transfers from Stage 1 to Stage 2	(75,658)	75,658	-	-
Transfers from Stage 2 to Stage 1	64,697	(64,697)	-	-
Transfers to Stage 3	(72,305)	(284,910)	357,215	-
Transfers from Stage 3	19,034	8,541	(27,575)	-
Write-offs	-	-	(618,810)	(618,810)
Net increase of loss allowance (note 7)	195,529	356,730	590,409	1,142,668
New originations (a)	75,980	4,704	2,072	82,756
Changes in exposure of preexisting accounts (b)	204,869	2,389	(2,524)	204,734
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(85,320)	349,637	590,861	855,178
Effect of changes in exchange rates (OCI)	(92,101)	(68,159)	(146,824)	(307,084)
Credit loss allowance at end of the period	732,347	500,877	1,079,819	2,313,043

	06/30/2023
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	322,970	254,181	473,517	1,050,668
Transfers from Stage 1 to Stage 2	(39,463)	39,463	-	-
Transfers from Stage 2 to Stage 1	43,187	(43,187)	-	-
Transfers to Stage 3	(36,038)	(159,499)	195,537	-
Transfers from Stage 3	10,781	5,390	(16,171)	-
Write-offs	-	-	(385,835)	(385,835)
Net increase of loss allowance (note 7)	140,953	254,961	470,345	866,259
New originations (a)	52,501	4,055	1,112	57,668
Changes in exposure of preexisting accounts (b)	117,702	2,912	(27)	120,587
Changes to models used in calculation (c)	(85,275)	211,100	461,952	587,777
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	56,025	36,894	7,308	100,227
Effect of changes in exchange rates (OCI)	43,567	33,757	65,855	143,179
Credit loss allowance at end of the period	485,957	385,066	803,248	1,674,271

32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (c), which is calculated considering the stages at the beginning of the period.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure (both drawdown and undrawn limits) of accounts that already existed in the beginning of the period. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

(c) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies in these historic periods.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

	06/30/2024
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	11,891,823	1,490,067	1,103,907	14,485,797
Transfers from Stage 1 to Stage 2	(800,975)	800,975	-	-
Transfers from Stage 2 to Stage 1	369,182	(369,182)	-	-
Transfers to Stage 3	(394,048)	(483,743)	877,791	-
Transfers from Stage 3	43,210	19,258	(62,468)	-
Write-offs	-	-	(618,810)	(618,810)
Net change of gross carrying amount	1,991,241	278,163	180,153	2,449,557
Effect of changes in exchange rates (OCI)	(1,610,750)	(214,425)	(176,210)	(2,001,385)
Gross carrying amount at end of the period	11,489,683	1,521,113	1,304,363	14,315,159

	06/30/2023
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	7,750,270	917,178	598,777	9,266,225
Transfers from Stage 1 to Stage 2	(550,362)	550,362	-	-
Transfers from Stage 2 to Stage 1	244,336	(244,336)	-	-
Transfers to Stage 3	(232,938)	(314,098)	547,036	-
Transfers from Stage 3	14,138	7,160	(21,298)	-
Write-offs	-	-	(385,835)	(385,835)
Net change of gross carrying amount	1,737,480	218,509	104,268	2,060,257
Effect of changes in exchange rates (OCI)	904,462	111,332	79,677	1,095,471
Gross carrying amount at end of the period	9,867,386	1,246,107	922,625	12,036,118

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

14. LOANS TO CUSTOMERS

	06/30/2024	12/31/2023
Lending	4,631,650	3,713,770
Loan ECL allowance	(623,449)	(512,134)
Total receivables	4,008,201	3,201,636
Fair value adjustment - portfolio hedge (note 19)	-	698
Total	4,008,201	3,202,334

a) Breakdown by maturity

The following table shows loans to customers by maturity on June 30, 2024, and December 31, 2023, considering each installment individually.

	06/30/2024		12/31/2023
	Amount	%	Amount	%
Installments not overdue due in:
<= 30 days	649,501	14.0%	551,677	14.8%
30 <= 60 days	563,117	12.2%	520,450	14.0%
60 <= 90 days	453,367	9.7%	379,148	10.2%
90 <= 360 days	1,927,229	41.6%	1,629,511	43.9%
> 360	857,216	18.5%	486,991	13.1%
Total not overdue installments	4,450,430	96.0%	3,567,777	96.0%

Installments overdue by:
<= 30 days	68,067	1.5%	53,986	1.5%
30 <= 60 days	37,967	0.9%	32,469	0.9%
60 <= 90 days	29,335	0.7%	23,135	0.7%
> 90 days	45,851	0.9%	36,403	0.9%
Total overdue installments	181,220	4.0%	145,993	4.0%
Total	4,631,650	100.0%	3,713,770	100.0%

34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

b) Credit loss allowance - by stages

As of June 30, 2024, the loans to customers ECL allowance totaled US$623,449 (US$512,134 as of December 31, 2023). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements.

	06/30/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	3,527,169	76.1%	170,828	27.4%	4.8%

Stage 2	804,688	17.4%	281,709	45.2%	35.0%
Absolute Trigger (Days Late)	166,852	20.7%	137,252	48.7%	82.3%
Relative Trigger (PD deterioration)	637,836	79.3%	144,457	51.3%	22.6%

Stage 3	299,793	6.5%	170,912	27.4%	57.0%
Total	4,631,650	100.0%	623,449	100.0%	13.5%

	12/31/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	2,831,131	76.2%	145,341	28.4%	5.1%

Stage 2	648,296	17.5%	223,982	43.7%	34.5%
Absolute Trigger (Days Late)	138,919	21.4%	113,649	50.7%	81.8%
Relative Trigger (PD deterioration)	509,377	78.6%	110,333	49.3%	21.7%

Stage 3	234,343	6.3%	142,811	27.9%	60.9%
Total	3,713,770	100.0%	512,134	100.0%	13.8%

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

c) Credit loss allowance - by credit quality vs stages

	06/30/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	1,621,566	35.0%	15,266	2.5%	0.9%
Stage 1	1,579,827	97.4%	14,567	95.4%	0.9%
Stage 2	41,739	2.6%	699	4.6%	1.7%

Satisfactory (5% <= PD <= 20%)	1,528,744	33.0%	82,504	13.2%	5.4%
Stage 1	1,359,877	89.0%	71,171	86.3%	5.2%
Stage 2	168,867	11.0%	11,333	13.7%	6.7%

Higher Risk (PD > 20%)	1,481,340	32.0%	525,679	84.3%	35.5%
Stage 1	587,465	39.7%	85,090	16.2%	14.5%
Stage 2	594,082	40.1%	269,677	51.3%	45.4%
Stage 3	299,793	20.2%	170,912	32.5%	57.0%
Total	4,631,650	100.0%	623,449	100.0%	13.5%

	12/31/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	1,437,136	38.7%	14,129	2.8%	1.0%
Stage 1	1,396,591	97.2%	13,441	95.1%	1.0%
Stage 2	40,545	2.8%	688	4.9%	1.7%

Satisfactory (5% <= PD <= 20%)	1,228,949	33.1%	69,361	13.5%	5.6%
Stage 1	1,081,293	88.0%	59,291	85.5%	5.5%
Stage 2	147,656	12.0%	10,070	14.5%	6.8%

Higher Risk (PD > 20%)	1,047,685	28.2%	428,644	83.7%	40.9%
Stage 1	353,247	33.7%	72,609	17.0%	20.6%
Stage 2	460,095	43.9%	213,224	49.7%	46.3%
Stage 3	234,343	22.4%	142,811	33.3%	60.9%
Total	3,713,770	100.0%	512,134	100.0%	13.8%

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the credit loss allowance by the stages of the financial instruments.

	06/30/2024
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	145,341	223,982	142,811	512,134
Transfers from Stage 1 to Stage 2	(30,488)	30,488	-	-
Transfers from Stage 2 to Stage 1	23,536	(23,536)	-	-
Transfers to Stage 3	(26,537)	(139,204)	165,741	-
Transfers from Stage 3	7,676	11,425	(19,101)	-
Write-offs	-	-	(380,973)	(380,973)
Net increase of loss allowance (note 7)	74,679	216,526	285,789	576,994
New originations (a)	415,627	68,663	13,166	497,456
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(340,948)	147,863	272,623	79,538
Effect of changes in exchange rates (OCI)	(23,379)	(37,972)	(23,355)	(84,706)
Credit loss allowance at end of the period	170,828	281,709	170,912	623,449

	06/30/2023
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	76,454	148,233	75,536	300,223
Transfers from Stage 1 to Stage 2	(18,120)	18,120	-	-
Transfers from Stage 2 to Stage 1	14,915	(14,915)	-	-
Transfers to Stage 3	(12,889)	(104,086)	116,975	-
Transfers from Stage 3	2,315	3,628	(5,943)	-
Write-offs	-	-	(214,477)	(214,477)
Net increase of loss allowance (note 7)	10,042	109,173	121,326	240,541
New originations (a)	230,835	37,739	2,926	271,500
Changes to models used in calculation (b)	(1,616)	(3,133)	(1,536)	(6,285)
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(219,177)	74,567	119,936	(24,674)
Effect of changes in exchange rates (OCI)	7,621	15,899	8,794	32,314
Credit loss allowance at end of the period	80,338	176,052	102,211	358,601

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (b), which is calculated considering the stages at the beginning of the period.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies in these historic periods.

The following tables present changes in the gross carrying amount of the lending portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

	06/30/2024
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the period	2,831,131	648,296	234,343	3,713,770
Transfers from Stage 1 to Stage 2	(323,402)	323,402	-	-
Transfers from Stage 2 to Stage 1	154,015	(154,015)	-	-
Transfers to Stage 3	(146,894)	(224,611)	371,505	-
Transfers from Stage 3	8,722	12,839	(21,561)	-
Write-offs	-	-	(380,973)	(380,973)
Net increase of gross carrying amount	1,482,185	308,289	136,952	1,927,426
Effect of changes in exchange rates (OCI)	(478,588)	(109,512)	(40,473)	(628,573)
Gross carrying amount at end of the period	3,527,169	804,688	299,793	4,631,650

	06/30/2023
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	1,521,040	351,166	104,293	1,976,499
Transfers from Stage 1 to Stage 2	(198,062)	198,062	-	-
Transfers from Stage 2 to Stage 1	78,114	(78,114)	-	-
Transfers to Stage 3	(69,678)	(156,386)	226,064	-
Transfers from Stage 3	2,508	3,970	(6,478)	-
Write-offs	-	-	(214,477)	(214,477)
Net increase of gross carrying amount	615,278	150,041	25,778	791,097
Effect of changes in exchange rates (OCI)	182,769	43,307	12,623	238,699
Gross carrying amount at end of the period	2,131,969	512,046	147,803	2,791,818

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	06/30/2024	12/31/2023

Compulsory deposits (i)	3,420,494	3,342,894
Reserve at central bank - Instant payments (ii)	1,868,963	2,953,515
Reserve at central bank - Electronic money (iii)	1,376,450	1,151,074
Total	6,665,907	7,447,483

(i) Compulsory deposits are required by BACEN based on the amount of RDB and CDB held by Nu Financeira. These resources are remunerated at Brazilian SELIC rate (special settlement and custody system of the BACEN).

(ii) Reserve at central bank - Instant payments relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations, and it is based on the average of PIX transactions per day based on the last month along with including additional funds as a safety margin. These resources are remunerated at Brazilian SELIC rate (special settlement and custody system of the BACEN).

(iii) Reserve at central bank - Electronic money refers to funds kept in a BACEN reserve, which serves as a safeguard to protect customer deposits invested in Nu Pagamentos. These resources are remunerated at Brazilian SELIC rate (special settlement and custody system of the BACEN).

16. OTHER RECEIVABLES

	06/30/2024	12/31/2023

Other receivables	955,613	1,691,665
Other receivables - ECL Allowance	(1,566)	(2,635)
Total	954,047	1,689,030

Other receivables are related to the acquisition from merchants of their credit card receivables due from acquirers, measured initially at fair value. The ECL expenses for the six-month period ended June 30, 2024 presented a decrease of US$794, as shown in note 7, in line with reduction in portfolio exposure. As of June 30, 2024 and December 31, 2023, the total amount of the Group's exposure was classified as Stage 1 Strong (PD<5%) and there was no transfer between stages for the six-month period ended on June 30, 2024.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Consolidated Financial Statements as of December 31, 2023.

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

17. OTHER ASSETS

	06/30/2024	12/31/2023

Deferred expenses (i)	236,398	230,676
Taxes recoverable (ii)	22,090	428,742
Advances to suppliers and employees	77,328	96,395
Prepaid expenses (iii)	128,636	81,687
Judicial deposits (note 24)	3,841	3,506
Other assets (iv)	83,366	95,203
Total	551,659	936,209

(i) Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life methodology, adjusted for any cancellations.

(ii) The current income tax assets and liabilities are presented offset on June 30, 2024 and the change in presentation did not impact the Consolidated Statements of Profit or Loss.

(iii) It mainly refers to invoices related to the cloud savings plan, in accordance with the supplier contract.

(iv) Mostly related to pending settlement balances of "Conta do Nubank" operations such as banking payment slips ("boleto"), PIX transactions and RDB deposits, among others.

18. INTANGIBLES ASSETS AND GOODWILL

a)	Composition of intangible assets and goodwill

(i) Intangible assets

		06/30/2024		12/31/2023
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value

Intangibles related to business combination	107,181	(50,187)	56,994	107,181	(45,547)	61,634
Internally developed intangibles	280,084	(39,883)	240,201	250,236	(25,538)	224,698
Other intangibles	28,695	(19,900)	8,795	28,815	(19,266)	9,549
Total	415,960	(109,970)	305,990	386,232	(90,351)	295,881

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

(ii) Goodwill

	06/30/2024	12/31/2023
	Goodwill

Nu Invest's acquisition	381,330	381,266
Nu North America's acquisition	831	831
Nu Pay's acquisition	5,060	5,060
Olivia's acquisition	10,381	10,381
Total	397,602	397,538

b)	Changes on intangible assets and goodwill
	06/30/2024
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles
Balance at beginning of the period	397,538	61,634	224,698	9,549	295,881
Additions	-	-	73,716	2,454	76,170
Disposals	-	-	(4,840)	-	(4,840)
Amortization	-	(6,916)	(23,137)	(2,721)	(32,774)
Effect of changes in exchange rates (OCI)	64	2,276	(30,236)	(487)	(28,447)
Balance at end of the period	397,602	56,994	240,201	8,795	305,990

	06/30/2023
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles
Balance at beginning of the period	397,397	82,379	84,475	15,310	182,164
Additions	-	-	86,642	8,909	95,551
Disposals	-	-	(540)	-	(540)
Amortization	-	(9,069)	(5,608)	(5,160)	(19,837)
Effect of changes in exchange rates (OCI)	76	-	(2,665)	(295)	(2,960)
Balance at end of the period	397,473	73,310	162,304	18,764	254,378

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

19. DERIVATIVE FINANCIAL INSTRUMENTS

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income. The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

	06/30/2024
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts – Futures	194,524	91	1
Foreign currency exchange rate contracts – Futures	449,332	6,000	-
Interest rate contracts – Swaps	495,486	1,093	6,926
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	404,132	461	9,204
Warrants	21	27	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	192,308	2,564	-
Equity - Total Return Swap (TRS)	162,769	17,302	-
Total	1,898,572	27,538	16,131

42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

	12/31/2023
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Futures	758,536	6	4
Foreign currency exchange rate contracts – Futures	421,306	1,963	-
Interest rate contracts – Swaps	213,568	-	22,294
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	114,478	-	5,875
Warrants	10	20	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	188,748	1,050	-
Equity - Total Return Swap (TRS)	88,193	17,882	-

Designated as portfolio hedge
DI - Future	241,995	60	-
Total	2,026,834	20,981	28,173

Futures contracts are traded on the B3 (Brasil, Bolsa e Balcão), a stock exchange in Brazil, as the counterparty and are settled on a daily basis. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Swaps of interest risk contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

Nu Holdings entered into non-deliverable forward contracts to hedge intercompany loans with Nu Colombia in U.S. dollars which was settled in June 2024.

Subsequently, Nu Holdings entered into swaps contracts to hedge loans of Nu Colombia in U.S. dollars with settlements in July 2024.

Swap TRS contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	06/30/2024
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Futures	-	3,820	-	3,820
Foreign currency exchange rate contracts – Futures	641,640	-	-	641,640
Interest rate contracts – Swaps	-	-	3,289	3,289
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	207,171	176,961	-	384,132
Equity - Total Return Swap (TRS)	23,282	45,437	94,050	162,769
Warrants	-	-	21	21
Total assets	872,093	226,218	97,360	1,195,671

Liabilities
Interest rate contracts – Swaps	492,197	-	-	492,197
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	20,000	-	-	20,000
Interest rate contracts – Futures	178,690	-	12,014	190,704
Total liabilities	690,887	-	12,014	702,901

	12/31/2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Futures	-	728,473	13,698	742,171
Foreign currency exchange rate contracts – Futures	610,054	-	-	610,054
Interest rate contracts – Swaps	-	-	10,968	10,968
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	20,000	-	20,000
Warrants	-	-	10	10
Total assets	610,054	748,473	24,676	1,383,203

Liabilities
Interest rate contracts – Futures	-	234	16,131	16,365
Interest rate contracts – Swaps	-	202,600	-	202,600
Equity - Total Return Swap (TRS)	9,388	78,805	-	88,193
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	94,478	-	94,478
DI - Future	123,446	108,808	9,741	241,995
Total liabilities	132,834	484,925	25,872	643,631

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

The table below shows the breakdown by maturity of the fair value amounts:

	06/30/2024
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	7,521	9,781	17,302
Interest rate contracts – Swaps	1,093	-	1,093
Interest rate contracts – Futures	91	-	91
Foreign currency exchange rate contracts – Futures	8,564	-	8,564
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	461	-	461
Warrants	-	27	27
Total assets	17,730	9,808	27,538

Liabilities
Interest rate contracts – Swaps	6,926	-	6,926
Interest rate contracts – Futures	1	-	1
Foreign currency exchange rate contracts – Futures	-	-	-
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	9,204	-	9,204
Total liabilities	16,131	-	16,131

	12/31/2023
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	17,882	-	17,882
Interest rate contracts – Futures	6	-	6
Foreign currency exchange rate contracts – Futures	3,013	-	3,013
DI - Future	60	-	60
Warrants	20	-	20
Total assets	20,981	-	20,981

Liabilities
Interest rate contracts – Futures	4	-	4
Interest rate contracts – Swaps	22,294	-	22,294
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	5,875	-	5,875
Total liabilities	28,173	-	28,173

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses and intercompany expenses. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions and are exchange-traded with fair value movements settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedged item. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

	Six-month period ended
	06/30/2024	06/30/2023

Balance at beginning of the period	(8,254)	(2,610)
Fair value change recognized in OCI during the period	27,665	(24,336)
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period	3,088	10,664
to "Customer support and operation"	(4,042)	8,642
to "General and administrative expenses"	(1,725)	2,667
Effect of changes in exchange rates (OCI)	8,855	(645)
Deferred income taxes	(12,392)	5,382
Balance at end of the period	10,107	(10,900)

The expected future transactions that are the hedged item are:

	06/30/2024			12/31/2023
	Up to 3 months	3 to 12 months	Total	Total
Expected foreign currency transactions	954	-	954	187,456
Total	954	-	954	187,456

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

b) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting and SOP exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

In June 2024, the Group modified its risk management objective of the hedge accounting for corporate and social security taxes to reduce the portion being hedged from a pre-income tax effect to a post-income tax effect, aiming to hedge the effects of the Company's share price changes on the hedged items net of the income tax effects. As a result, the Group partially settled the TRS in an amount equivalent to the income tax rates applicable exposure. The gain related to TRS settled, in the amount of US$14 accumulated in Other Comprehensive Income, will be reclassified to the statement of profit or loss in the proportion of the settlement of the related liability.

	Six-month period ended
	06/30/2024	06/30/2023
Balance at beginning of the period	20,671	(4,876)
Fair value change recognized in OCI during the period	47,960	40,021
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period (note 10)	(27,457)	(26,087)
to "Customer support and operations"	(1,108)	-
to "General and administrative expenses"	(25,628)	(26,087)
to "Marketing expenses"	(721)	-
Balance at end of the period	41,174	9,058

Expected cash disbursement

	06/30/2024				12/31/2023
	Up to 1 year	1 to 3 years	Above 3 years	Total	Total
Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	64,088	121,242	-	185,330	110,596
Total	64,088	121,242	-	185,330	110,596

47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

c)	Hedge of portfolio's interest rate risk

As of June 30, 2024, the Company no longer has derivatives for the hedge of the portfolio's interest rate risk.

	12/31/2023
	Hedge object	Fair value adjustment to the hedge object		Derivative hedge instrument
		Asset	Liability	Fair value variation
Interest rate risk
Interest rate contracts - Future - portfolio hedge - credit card	5,368	32	-	(16)
Interest rate contracts - Future - portfolio hedge - loan	164,733	698	-	(601)
Total	170,101	730	-	(617)

20. INSTRUMENTS ELIGIBLE AS CAPITAL

	06/30/2024	12/31/2023
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	3,690	3,988
Total	3,690	3,988

There were no defaults or breaches of instruments eligible as capital or on any financial liability during the six-month period ended June 30, 2024, and during the year ended December 31, 2023.

In June 2019, Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824, which was approved as Tier 2 capital by the Central Bank of Brazil in September 2019, for the purposes of calculation of regulatory capital. The note bears a fixed interest rate of 12.8%, matures in 2029, and could be called from June 14, 2024. The repurchase was approved by the Central Bank of Brazil on June 17, 2024, and the Group has up to 120 days following the approval date to complete the transaction. The repurchase is expected to be completed by the Group in the second half of 2024.

The Group designated the instruments eligible as capital at fair value through profit (loss) at its initial recognition. The losses of fair value changes arising from its own credit risk in the amount of US$39 were recorded in other comprehensive income (gains of US$68 in the six-month period ended June 30, 2023). All other fair value changes and interests in the amount of US$213 (US$2,204 in the six-month period ended June 30, 2023) were recognized as profit or loss.

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

	06/30/2024	06/30/2023

Balance at beginning of the period	3,988	11,507
Interest accrued, net of gain from repurchases	237	(2,999)
Fair value changes	(24)	795
Own credit transferred to OCI	(39)	68
Repurchase	-	(6,036)
Effect of changes in exchange rates (OCI)	(472)	431
Balance at end of the period	3,690	3,766

21. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	06/30/2024	12/31/2023

Bank receipt of deposits (RDB)	20,306,952	21,054,443
Deposits in electronic money	4,518,328	2,388,601
Bank certificate of deposit (CDB)	403,298	248,086
Total	25,228,578	23,691,130

Currently, deposits in electronic money in Brazil include "Conta do Nubank" balances, which correspond to on-demand deposits of the Groups’ investment brokerage clients. In Mexico, it includes "Cuenta Nu".

"Conta do Nubank" is a prepaid account in which the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements. "Cuenta Nu" balances are not required to be invested in specific assets; and therefore, they can be used as a financing source for the credit card operations in Mexico.

The RDBs are an investment option inside "Conta do Nubank" and can have daily liquidity or defined future maturity. Deposits in RDB have guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits in electronic money, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15), however it is not required to invest the remaining resources in government securities or in specific account maintained at the Central Bank of Brazil - these amounts can be used as a financing source for lending and credit card operations.

There are also RDBs with a defined future maturity date, which have a maturity of up to 27 months and a weighted average interest rate of 105% of the Brazilian CDI rate as of June 30, 2024 and December 31, 2023.

The interest paid on both "Conta do Nubank" and RDB deposits (except fixed term RDBs) is 100% of the Brazilian CDI rate as of the initial date if the balances are kept for more than 30 days.

For "Cuenta Nu" in Mexico, the balances deposited in "Cajitas" yield from 14.5% to 15.0% per year as of June 30, 2024. "Cajitas" has daily yield accrual and can have daily liquidity or defined future maturity.

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Breakdown by maturity

	06/30/2024
	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	20,143,092	163,860	20,306,952
Deposits in electronic money	4,518,328	-	4,518,328
Bank certificate of deposit (CDB)	369,122	34,176	403,298
Total	25,030,542	198,036	25,228,578

	12/31/2023
	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	20,900,095	154,348	21,054,443
Deposits in electronic money	2,388,601	-	2,388,601
Bank certificate of deposit (CDB)	213,707	34,379	248,086
Total	23,502,403	188,727	23,691,130

22. FINANCIAL LIABILITIES AT AMORTIZED COST – PAYABLES TO NETWORK

	06/30/2024	12/31/2023

Payables to credit card network (i)	8,839,583	9,755,285
Payables to clearing houses	57,358	-
Total	8,896,941	9,755,285

(i) Corresponds to the amount payable to the acquirers related to credit and prepaid card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments; 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day. The segregation of the settlement is shown in the table below:

Payables to credit card network	06/30/2024	12/31/2023

Up to 30 days	4,851,691	5,347,665
30 to 90 days	2,196,686	2,361,563
More than 90 days	1,791,206	2,046,057
Total	8,839,583	9,755,285

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Collateral for credit card operations

As of June 30, 2024, the Group had US$328 (US$320 on December 31, 2023) of security deposits granted in favor of Mastercard. These security deposits are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other security deposits with similar characteristics. The average remuneration rate of those security deposits was 0.40% per month in the six-month period ended June 30, 2024 (0.40% per month in the year ended December 31, 2023).

23. FINANCIAL LIABILITIES AT AMORTIZED COST – BORROWINGS AND FINANCING

	06/30/2024	12/31/2023
Borrowings and financing	1,735,919	1,136,344
Total	1,735,919	1,136,344

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	06/30/2024
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Syndicated loan (ii)	17,279	219,090	545,721	782,090
Financial letter (iii)	-	16,342	937,487	953,829
Total borrowings and financings	17,279	235,432	1,483,208	1,735,919

	12/31/2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	3,832	94,943	-	98,775
Syndicated loan (ii)	14,820	-	806,681	821,501
Financial letter (iii)	-	-	216,068	216,068
Total borrowings and financings	18,652	94,943	1,022,749	1,136,344

(i) Correspond to two term loan credit facilities obtained by Nu Servicios and reassigned to Nu Financiera, both Mexican subsidiaries in Mexican pesos, fully paid as of June 30, 2024.

(ii) Correspond to two syndicated credit facilities. The first, in which Nu’s subsidiaries in Mexico and Colombia are the borrowers and the Company is acting as guarantor, the total amount of the credit facility is US$650,000, of which US$625,000 is allocated to Nu Mexico and US$25,000 to Nu Colombia. Out of this facility, Nu Mexico has withdrawn a partial amount of US$435,000 and Nu Colombia, the entire US$25,000.

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

The second, in which Nu Colombia has been granted a 3-year facility from IFC (International Finance Corporation), the total amount corresponds to US$265,100, also guaranteed by the Company, and was fully withdrawn.

(iii) As of June 30, 2024, the Group had issued financial letters in Brazilian reais in the amount equivalent to US$1,001,622 on the issuance dates and U$198,691 as of December 31, 2023.

The terms and conditions of the loans outstanding as of June 30, 2024, are as follows:

	06/30/2024
Borrowings and financing	Country	Currency	Interest rate	Maturity	Principal amount in US$ (i)

Syndicated loan	Mexico	MXN	TIIE (2) + 1.0% to 2.7%	March 2027	435,000
Syndicated loan	Colombia	COP	IBR (1) + 1.6% up to 1.9%	March 2027	87,500
Syndicated loan	Colombia	USD	SOFR (4) + 4.1%	January 2026	202,600
Financial letter	Brazil	BRL	CDI (3) + 0.7% up to 1.8%	From June 2025 up to July 2027	1,001,622

(1)	IBR: Colombian Bank Reference Indicator (Indicador Bancario de Referencia).
(2)	TIIE: Mexican Bank Reference Indicator (Tasas de Interés Interbancarias).
(3)	CDI: Brazilian Bank Reference Indicator (Certificado de Depósito Interbancário).
(4)	SOFR: Secured Overnight Financing Rate.

(i) The conversion of the principal amounts into US$ in the table above is based on historical exchange rates of the contracts, considering the initial issuances of the obligations.

Changes to borrowings and financings are as follows:

	06/30/2024
	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the period	98,775	821,501	216,068	1,136,344
New borrowings	-	-	813,014	813,014
Payments – principal	(93,964)	-	-	(93,964)
Payments – interest	(7,483)	(48,443)	-	(55,926)
Interest accrued	3,486	33,385	30,314	67,185
Transaction costs	-	17,061	(492)	16,569
Amortization of transaction costs	-	57	-	57
Effect of changes in exchange rates (OCI)	(814)	(41,471)	(105,075)	(147,360)
Balance at end of the period	-	782,090	953,829	1,735,919

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

	06/30/2023
	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the period	118,194	467,374	-	585,568
New borrowings	-	73,720	21,699	95,419
Payments – principal	-	(10,546)	-	(10,546)
Payments – interest	(5,154)	(30,939)	-	(36,093)
Interest accrued	7,534	33,946	82	41,562
Transaction costs	-	(868)	-	(868)
Effect of changes in exchange rates (OCI)	16,537	71,650	1,293	89,480
Balance at end of the period	137,111	604,337	23,074	764,522

Covenants

The credit facilities and syndicated loans above-mentioned have associated restrictive clauses (covenants) which establish the maintenance of minimum financial indicators resulting from capital, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators according to each contract. The non-compliance with financial covenants is considered as an event of default and may lead to debt acceleration. There are also cross-default clauses triggered in the event Nu Holdings and/or some subsidiaries fail to pay any material indebtedness. The covenants are monitored on a regular basis.

Guarantees

Nu Holdings is guarantor to the above-mentioned syndicated loans and term loan credit facilities from Colombia and Mexico. The sole term loan credit facility that also counted on Nu Pagamentos as guarantor was prepaid by Nu Financiera in June 2024.

24. PROVISION FOR LAWSUITS AND ADMINISTRATIVE PROCEEDINGS

	06/30/2024	12/31/2023
Civil risks	14,794	7,532
Labor risks	1,528	550
Total	16,322	8,082

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflows, if any, for civil and labor risk.

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

a) Provision

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment, and inputs from Nu’s external legal advisors, the Group has provisioned US$14,794 (US$7,532 on December 31, 2023) considered sufficient to cover estimated losses from civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	06/30/2024			06/30/2023
	Tax	Civil	Labor	Tax	Civil	Labor

Balance at beginning of the period	-	7,532	550	15,747	2,096	104
Additions	-	23,548	1,519	-	6,170	135
Payments/Reversals	-	(14,469)	(364)	(16,402)	(4,085)	(119)
Effect of changes in exchange rates (OCI)	-	(1,817)	(177)	655	341	11
Balance at end of the period	-	14,794	1,528	-	4,522	131

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$3,309 and US$19,506, respectively (US$14,212 and US$12,333 on December 31, 2023).

d) Judicial deposits

As of June 30, 2024, the total amount of judicial deposits shown as “Other assets” (note 17) is US$3,841 (US$3,506 on December 31, 2023) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Invest, prior to the acquisition, due to a tax proceeding related to withholding taxes inappropriately deducted from amounts paid to employees.

25. DEFERRED INCOME

	06/30/2024	12/31/2023
Deferred revenue from rewards program	59,969	62,578
Deferred annual fee from reward program	119	2,762
Other deferred income	2,607	3,020
Total	62,695	68,360

Deferred revenue from rewards programs is related to the Group's rewards programs for its credit card customers, called "Nubank+" and "Ultravioleta". The programs consist of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.18 as of June 30, 2024 and US$0.21 as of December 31, 2023) equal to 0.5 and 1 point in cashback for Nubank+ and

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Ultravioleta, respectively. The points do not expire and there is no limit on the number of Rewards an eligible card member can earn. Deferred annual fees from the reward program comprise amounts related to the rewards fees which are paid in advance by customers.

The redemption of the points occurs in cash or when the customers use them in various purchase categories, such as air tickets, hotels, transportation services, and music.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends and current enrollee redemption behavior, among others. The estimated financial value is recorded in the statement of profit or loss when the performance obligation is satisfied, which is when the reward points are redeemed.

26. OTHER LIABILITIES

	06/30/2024	12/31/2023
Payment transactions - other (i)	188,249	219,426
Sundry creditors (ii)	190,835	158,169
Credit card ECL allowance (note 13)	25,220	22,066
Insurances	10,138	14,798
Intermediation of securities	12,551	12,835
Other liabilities (iii)	57,879	105,037
Total	484,872	532,331

(i) Correspond to prepayments from customers which exceed the credit card bill amounts.

(ii) Include payable to suppliers.

(iii) Mostly related to reconciliation transitional accounts for "Conta do Nubank" operations such as banking payment slips ("boleto"), PIX transactions and RDB deposits, among others.

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

27. RELATED PARTIES

In the ordinary course of business, the Group issues credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, such as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, Basis of consolidation, all companies from the Group are consolidated in these unaudited interim condensed consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the unaudited interim condensed consolidated financial statements.

Transactions with other related parties

	06/30/2024	12/31/2023
	Assets (Liabilities)
Others (i)	(2,500)	-

(i) In the second quarter of 2024, Nu entered into a partnership with a company where one of our Directors serves as CEO. As part of this partnership, Nu received a cash incentive, which will be recognized as a reduction in intangible costs upon the Company's satisfaction of certain conditions.

28. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of June 30, 2024 and December 31, 2023 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of June 30, 2024 and December 31, 2023. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other financial assets at amortized cost, deposits in electronic money, RDB, time deposit, and borrowings and financing, because the carrying amounts are a reasonable approximation of fair value.

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

	06/30/2024				12/31/2023
	Carrying amount	Fair value			Carrying amount	Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Assets
Credit card receivables (i)	12,027,336	-	-	12,862,597	12,414,101	-	-	12,821,731
Loans to customers (i)	4,008,201	-	-	4,227,145	3,201,636	-	-	3,212,542
Compulsory and other deposits at central banks	6,665,907				7,447,483
Other receivables (ii)	954,047	-	954,761	-	1,689,030	-	-	1,691,884
Other financial assets	126,015				131,519
Securities	481,242	429,639	51,756	-	104,420	-	104,668	-
Total	24,262,748	429,639	1,006,517	17,089,742	24,988,189	-	104,668	17,726,157

Liabilities
Deposits in electronic money	4,518,328				2,388,601
Bank receipt of deposits (RDB)	20,306,952				21,054,443
Bank certificate of deposit (CDB)	403,298	-	403,280	-	248,086	-	249,009	-
Payables to network	8,839,583	-	8,291,472	-	9,755,285	-	9,605,576	-
Borrowings and financing	1,735,919	-	961,600	-	1,136,344	-	1,136,978	-
Total	35,804,080	-	9,656,352	-	34,582,759	-	10,991,563	-

(i) For 2023, excludes the fair value adjustment from the hedge accounting. As of June 30, 2024, the Company no longer has derivatives for the hedge of the portfolio's interest rate risk.

(ii) Fair value methodology consists of discounting the cash flows from acquired credit card receivables, using observable spreads from the credit card issuers.

Borrowings and financing include the fair value calculated by the discounted cash flow method and also cases in which the fair value is the same amount as the book value (cases with prepayment clauses at the amortized cost). The fair value of floating rate demand deposits is assumed to be equal to carrying amounts.

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to the network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of customers with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Other receivables: Fair value is calculated by discounting future cash flows by the interest rate curve and a credit spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of June 30, 2024 and December 31, 2023, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	06/30/2024
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Investment funds	-	99,120	-	99,120

Government bonds
Brazil	7,047,719	-	-	7,047,719
United States	158,017	-	-	158,017
Mexico	1,387	-	-	1,387
Colombia	243	-	-	243

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	3,144	-	3,144
Investment funds	-	53,589	63,398	116,987
Time deposit	-	269,485	-	269,485
Notes	-	255,342	-	255,342
Bill of credit (LC)	-	12	-	12
Real estate and agribusiness certificate of receivables	54	12,637	-	12,691
Real estate and agribusiness letter of credit	-	788	-	788
Corporate bonds and debentures	999,772	90,700	-	1,090,472
Equity instrument	-	-	13,176	13,176
Derivative financial instruments	8,655	18,856	27	27,538
Collateral for credit card operations	-	328	-	328

Liabilities
Derivative financial instruments	1	16,130	-	16,131
Instruments eligible as capital	-	3,690	-	3,690
Repurchase agreements	-	619,658	-	619,658

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

	12/31/2023
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Government bonds
Brazil	7,475,904	-	-	7,475,904
United States	126,914	-	-	126,914
Mexico	1,407	-	-	1,407

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	5,770	-	5,770
Investment funds	-	70,967	-	70,967
Time deposit	-	194,390	-	194,390
Bill of credit (LC)	-	1	-	1
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	234	17,839	-	18,073
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	186	-	186
Corporate bonds and debentures	1,124,154	143,354		1,267,508
Equity instrument	-	-	13,199	13,199
Derivative financial instruments	3,079	17,882	20	20,981
Collateral for credit card operations	-	320	-	320

Liabilities
Derivative financial instruments	4	28,169	-	28,173
Instruments eligible as capital	-	3,988	-	3,988
Repurchase agreements	-	210,454	-	210,454

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. Therefore, all government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Brazilian securities values are the published prices by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For US and Mexico bonds, fair values are the published prices by Bloomberg. Other corporate bonds and investment fund shares, the valuation of which is based on observable data, such as interest rates and interest rate curves are classified as level 2. Credit Rights Investment Funds (FIDCs) comprised of fixed rate receivables from retail customers are classified at level 3 of the fair value hierarchy with fair value calculated using the discounted cash flow model, based on the underlying assets of the fund.

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Derivatives: Derivatives traded on stock exchanges are classified as level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as level 2. Total Return Swaps are also valued by discounting expected cash flows, with the particularity that the equity leg expected cash flow is the last observed price, following non-arbitrage principles.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as inputs that are not directly observable, and therefore it is classified as level 3.

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit (loss) in the initial recognition (fair value option).

Repurchase agreements: The fair value is calculated by discounted cash flow.

c) Transfers between levels of the fair value hierarchy

For the six-month period ended June 30, 2024 and 2023, there were no material transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

The table below shows a reconciliation from the opening to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

	06/30/2024
	Equity instrument	Derivative financial instruments	Investment funds	Total

Financial assets at beginning of period	13,199	20	-	13,219
Acquisitions	-	-	70,609	70,609
Total gains or losses	(23)	7	1,174	1,158
In profit or loss	(23)	7	2,623	2,607
In OCI	-	-	(1,449)	(1,449)
Effect of changes in exchange rates (OCI)	-	-	(8,385)	(8,385)
Financial assets at end of period	13,176	27	63,398	76,601

	06/30/2023
	Equity instrument	Derivative financial instruments	Total

Financial assets at beginning of period	22,082	27,908	49,990
Total gains or losses	167	(21,720)	(21,553)
In profit or loss	167	(21,720)	(21,553)
Financial assets at end of period	22,249	6,188	28,437

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

29. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in the unaudited interim condensed consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian income tax rate of 40% for the three and six-month periods ended June 30, 2024 and 2023.

	Three-month period ended		Six-month period ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Profit before income tax	725,421	323,977	1,303,958	567,606
Tax rate (i)	40%	40%	40%	40%
Income tax	(290,168)	(129,590)	(521,583)	(227,042)

Permanent additions/exclusions
Share-based payments	(1,080)	6,312	(5,646)	(205)
Operational losses and others	(4,530)	(378)	(7,952)	(4,190)
Effect of different tax rates - subsidiaries and parent company	45,225	18,731	53,557	22,113
Interest on capital	10,987	-	23,832	-
Other amounts (ii)	1,417	5,814	19,920	8,335
Income tax	(238,149)	(99,111)	(437,872)	(200,989)

Current tax expense	(424,009)	(263,071)	(839,051)	(468,935)
Deferred tax benefit	185,860	163,960	401,179	267,946
Income tax in the statement of profit or loss	(238,149)	(99,111)	(437,872)	(200,989)
Deferred tax recognized in OCI	(7,629)	1,378	(12,476)	4,589

(i) The tax rate used was the one applicable to the Brazilian financial subsidiaries, which represents the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.

(ii) Mostly related to the amount of donations to encourage culture, benefiting people's lives and other deductions.

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of June 30, 2024 and 2023, and the changes for both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

		Reflected in the statement of profit or loss
	12/31/2023	Constitution	Realization	Foreign exchange	Reflected in OCI	06/30/2024
Provisions for credit losses	1,330,733	654,923	(351,803)	(193,158)	-	1,440,695
Provision PIS/COFINS - Financial Revenue	(2,108)	-	2,108	-	-	-
Other temporary differences (i)	192,070	87,412	(25,149)	(28,344)	(84)	225,905
Total deferred tax assets on temporary differences	1,520,695	742,335	(374,844)	(221,502)	(84)	1,666,600

Tax loss and negative basis of social contribution	92,918	8,247	(11,935)	(10,409)	-	78,821
Deferred tax assets	1,613,613	750,582	(386,779)	(231,911)	(84)	1,745,421

Futures settlement market	(11,509)	(438)	2,990	140	-	(8,817)
Fair value changes - financial instruments	(9,332)	(10,132)	231	1,823	-	(17,410)
Others	(54,937)	(6,483)	39,232	3,797	-	(18,391)
Deferred tax liabilities	(75,778)	(17,053)	42,453	5,760	-	(44,618)

Deferred tax, offset	1,537,835	733,529	(344,326)	(226,151)	(84)	1,700,803

Fair value changes - cash flow hedge	(5,375)	11,976	-	416	(12,392)	7,017
Deferred tax recognized during the period		745,505	(344,326)		(12,476)

(i) Other temporary differences are composed mainly of other provisions and supplier provisions.

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

		Reflected in the statement of profit or loss
	12/31/2022	Constitution	Realization	Foreign exchange	Reflected in OCI	06/30/2023

Provisions for credit losses	583,791	470,692	(170,600)	81,539	-	965,422
Provision PIS/COFINS - Financial Revenue	6,299	-	(6,561)	262	-	-
Other temporary differences	123,103	68,094	(41,513)	11,527	-	161,211
Total deferred tax assets on temporary differences	713,193	538,786	(218,674)	93,328	-	1,126,633

Tax loss and negative basis of social contribution	97,857	55,295	(62,149)	7,347	-	98,350
Deferred tax assets	811,050	594,081	(280,823)	100,675	-	1,224,983

Futures settlement market	(13,739)	(3,076)	5,431	(435)	-	(11,819)
Fair value changes - financial instruments	(3,291)	(2,227)	(136)	(519)	(793)	(6,966)
Others	(24,088)	(55,210)	14,413	(1,378)	-	(66,263)
Deferred tax liabilities	(41,118)	(60,513)	19,708	(2,332)	(793)	(85,048)

Fair value changes - cash flow hedge	(1,758)	56,058	(60,565)	(875)	5,382	(7,140)
Deferred tax recognized during the period		589,626	(321,680)		4,589

(i) Other temporary differences are composed mainly of other provisions and supplier provisions.

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

30. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of June 30, 2024 and June 30, 2023.

	06/30/2024
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Total as of December 31, 2023		3,682,625,012	1,083,312,142	4,765,937,154
Conversion of class B shares in class A shares		845,000	(845,000)	-
SOPs exercised and RSUs vested	10	27,037,131	-	27,037,131
Shares withheld for employees' taxes		(4,689,499)	-	(4,689,499)
Shares issued to service providers		97,594	-	97,594
Issuance of class A shares - Olivia acquisition		626,175	-	626,175
Total as of June 30, 2024		3,706,541,413	1,082,467,142	4,789,008,555

	06/30/2023
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Total as of December 31, 2022		3,602,854,813	1,091,933,041	4,694,787,854
Conversion of class B shares in class A shares		590,000	(590,000)	-
SOPs exercised and RSUs vested	10	42,651,541	-	42,651,541
Shares withheld for employees' taxes		(4,359,685)	-	(4,359,685)
Shares repurchased		(290,676)	-	(290,676)
Shares issued to service providers		4,355,374	-	4,355,374
Issuance of class A shares - Olivia acquisition		5,471,479	-	5,471,479
Total as of June 30, 2023		3,651,272,846	1,091,343,041	4,742,615,887

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total
Business combination - contingent share consideration	-	-	2,591,557
Reserved for the share-based payments	-	-	312,104,923
Shares authorized which may be issued class A or class B	-	-	43,499,736,175
Shares authorized and unissued as of June 30, 2024	-	-	43,814,432,655

Shares authorized issued	3,706,541,413	1,082,467,142	4,789,008,555
Total as of June 30, 2024	3,706,541,413	1,082,467,142	48,603,441,210

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

a) Other share events

As of June 30, 2024, the Company had authorized and unissued ordinary shares, which were related to commitments from acquisitions of entities, the issuance due to share-based payment plans (note 10) and authorized for future issuance without determined nature. These shares could be either class A or class B ordinary shares.

In the six-month period ended June 30, 2024, the Company concluded private issuances of a total of 97,594 Class A shares as consideration paid to acquire services from third party providers (4,355,374 Class A shares issued in the six-month ended June 30, 2023).

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on June 30, 2024 and December 31, 2023, and the total amount of share capital was US$84 (US$84 as of December 31, 2023).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$2,447 for the six-month period ended on June 30, 2024 (US$7,013 for the six-month period ended on June 30, 2023).

c) Accumulated gains (losses)

The accumulated gains (losses) include the accumulated profit (losses) of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	06/30/2024	06/30/2023
Accumulated gains (losses)	1,195,554	(334,445)
Share-based payments reserve	1,059,209	881,187
Total accumulated gains (losses)	2,254,763	546,742

d) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, as a result of contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the six-month period ended June 30, 2024 and 2023, the following shares were repurchased or withheld:

	06/30/2024	06/30/2023
Number of shares repurchased	-	290,676
Total value of shares repurchased	-	-
Number of shares withheld - RSU	4,689,499	4,359,685
Total value of shares withheld - RSU	47,120	18,491

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

e) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of profit or loss in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	06/30/2024	06/30/2023
Cash flow hedge effects, net of deferred taxes	51,281	(1,842)
Currency translation on foreign entities	(356,900)	142,859
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	(1,636)	(14,587)
Own credit adjustment effects	479	557
Total	(306,776)	126,987

31. MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

Overview

The Group monitors all the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key when pursuing potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of impacting financial results, capital, liquidity, customer relationship and reputation.

Risks that are actively monitored include Credit, Liquidity, Market, Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering) and Reputational Risk, Interest Rate Risk in the Banking Book (IRRBB) and Risk from Cryptocurrency business.

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Group, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored and reported, in order to support the development of its activities. Risk Management is related to the principles, culture, structures and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and underscoring the Group's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

There were no significant changes to the risk management structure that was reported in Annual Financial Statements.

68

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Credit risk

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	06/30/2024	12/31/2023

Financial assets
Cash and cash equivalents	8,530,383	5,923,440

Securities	813,390	368,574
Derivative financial instruments	27,538	20,981
Collateral for credit card operations	328	320
Financial assets at fair value through profit or loss	841,256	389,875

Securities	8,156,073	8,805,745
Financial assets at fair value through other comprehensive income	8,156,073	8,805,745

Credit card receivables	12,027,336	12,414,133
Loans to customers	4,008,201	3,202,334
Compulsory and other deposits at central banks	6,665,907	7,447,483
Other receivables	954,047	1,689,030
Other financial assets	126,015	131,519
Securities	481,242	104,420
Financial assets at amortized cost	24,262,748	24,988,919

Other exposures
Unused limits (i)	17,079,768	16,998,572
Credit Commitments	17,079,768	16,998,572

(i) Unused limits are not recorded in the statement of financial position but are considered in the measurement of the ECL because it represents credit risk exposure.

Liquidity risk

Liquidity risk is defined as:

●	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
●	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

69

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, in order to measure that the volume of high-quality liquid assets that the Group has is sufficient to guarantee its resilience even in very adverse situations. The liquidity indicators are monitored daily. For funding risk management, the gaps between assets and liabilities in term buckets are monitored to assure that the profile of assets is consistent with the liabilities.

The Group has a Contingency Funding Plan for the Brazilian entities that describes possible management actions that should be taken in the event of a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	06/30/2024				12/31/2023
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	20,143,092	163,860	20,306,952	90%	20,900,095	154,348	21,054,443	94%
Borrowings and financing	252,711	1,483,208	1,735,919	8%	113,595	1,022,749	1,136,344	5%
Bank certificate of deposit (CDB)	369,122	34,176	403,298	2%	213,707	34,379	248,086	1%
Instruments eligible as capital	-	3,690	3,690	0%	-	3,988	3,988	0%
Total	20,764,925	1,684,934	22,449,859	100%	21,227,397	1,215,464	22,442,861	100%

(i) Considering the earliest date in which the customer can withdraw the deposit, although it is not expected that all deposits will be withdrawn at the same time.

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	06/30/2024
	Carrying amount	Total (iii)	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial liabilities
Derivative financial instruments	16,131	16,132	16,132	-	-	-
Instruments eligible as capital	3,690	3,736	3,736	-	-	-
Repurchase agreements	619,658	619,746	619,746	-	-	-
Deposits in electronic money (i)	4,518,328	4,518,328	4,518,328	-	-	-
Bank receipt of deposits (RDB) (ii)	20,306,952	21,515,185	19,452,368	517,197	1,194,858	350,762
Bank certificate of deposit (CDB)	403,298	431,355	14,608	89,441	287,079	40,227
Payables to credit card network	8,839,583	8,846,015	4,858,123	2,196,686	1,789,772	1,434
Borrowings and financing	1,735,919	2,136,955	375	16,999	316,800	1,802,781
Total Financial Liabilities	36,443,559	38,087,452	29,483,416	2,820,323	3,588,509	2,195,204

(i) In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$190,157 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of June 30, 2024 (US$23,050 as of December 31, 2023).

(ii) Considering the earliest date in which the customer can withdraw the deposit. The expected redemption rate for Nu's deposits, used within the previously described liquidity risk management framework is estimated based on observed historic customer behavior.

(iii) The total was projected considering the exchange rate of Brazilian Reais, Mexican and Colombian Pesos to US$ as of June 30, 2024.

70

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

The unused limit of credit cards is the pre-approved limit that has not yet been used by the customer and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers begin utilizing their unused limits, the duration of the credit card receivables are expected to be shorter than the duration of the payables to network.

Maturities of financial assets

The table below summarize the Group’s financial assets contractual undiscounted cash flows and their contractual maturities:

	06/30/2024
	Carrying amount	Total	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial assets
Credit card receivables (i)	12,027,336	12,919,771	5,950,137	3,891,578	2,933,846	144,210
Securities	9,450,705	11,104,996	2,416,921	399,434	207,316	8,081,325
Compulsory and other deposits at central banks	6,665,907	6,665,907	6,665,907	-	-	-
Cash and cash equivalents	8,530,383	8,530,383	8,530,383	-	-	-
Loans to customers (i)	4,008,201	5,382,755	945,061	1,462,287	2,275,989	699,418
Other receivables	954,047	976,657	366,068	309,087	301,502	-
Other assets	551,659	551,659	551,659	-	-	-
Total Financial Assets	42,188,238	46,132,128	25,426,136	6,062,386	5,718,653	8,924,953

(i) Credit card receivables and loans to customers do not include overdue values that are still being considered in the book value.

71

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

Market risk and interest rate risk in the banking book (IRRBB)

The table below presents the Value at Risk (VaR) calculated using a confidence level of 99% and a holding period of 10 days. The calculation is performed using a filtered historical simulation approach, based on a 5-year historical window. For Brazil and México, the VaR is calculated only for the Trading Book, in line with the portfolio management strategy.

VaR	06/30/2024	12/31/2023

Nu Brazil (i)	246	249
Nu Holdings (ii)	14,030	14,419
Nu México	594	323

(i) Nu Prudential Conglomerate in Brazil.

(ii) Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

The following analysis presents the Group's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve and Mexican risk-free curve, assuming a parallel shift and a constant financial position:

DV01	06/30/2024	12/31/2023

Brazilian risk-free curve	(279)	(158)
Brazilian IPCA coupon	(3)	(5)
US risk-free curve	(142)	(136)
Mexican risk-free curve	5	2
Colombia risk-free curve	(27)	(18)

Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and the Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of June 30, 2024 and December 31, 2023, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

The functional currency of the entities in Brazil is the Brazilian Real. Certain costs in US Dollars and Euros, or intercompany loans in US Dollars, are hedged with futures contracts, traded on the B3 exchange, based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when internal cost projections change and when the FX derivatives expire.

72

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

32. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk appetite and strategic aim of the organization, and to establish a capital planning process following future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and the capital contingency plan for approval by the Executive Directors.

Regulatory Capital Composition

a) Nu Prudential Conglomerate in Brazil

Brazil's Central bank defines a prudential conglomerate as a group of companies in which one regulated entity controls other regulated companies or investment funds. The conglomerate is classified as Type 3 when the regulated company that leads the conglomerate is a Payment Institution, which is the case of Nu Pagamentos.

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

●	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.
●	Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
●	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

Type 3 institutions are required to implement capital rules as a prudential conglomerate. This implementation includes a phase-in rule for minimum capital requirements and prudential adjustments up to December 2024. Transitional rules are currently in effect and are outlined in the table below. The figures for 2025 represent the final implementation requirements.

	Full year
Transitional Rule	2024	2025

Prudential Adjustments	60.0%	100.0%
Minimum CET1 (Including Buffers)	5.75%	7.00%
Tier 1 Capital	7.25%	8.50%
Conservation Capital Buffer (CCB)	1.25%	2.50%
Total Requirement	8.75%	10.50%

73

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

The following table presents the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (CAR) and outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	6/30/2024	12/31/2023

Regulatory Capital	2,962,807	2,629,271
Tier I	2,690,122	2,396,007
Common equity capital	2,367,425	2,197,185
Additional	322,697	198,822
Tier II	272,685	233,263

Risk weighted assets (RWA)	18,735,003	19,261,517
Credit risk (RWA CPAD)	13,547,163	13,774,206
Market risk (RWA MPAD)	100,681	145,124
Operational risk (RWA OPAD)	4,019,304	4,036,285
Payment services risk (RWA SP)	1,067,855	1,305,902

Minimum capital required	1,639,313	1,300,152

Excess margin	1,323,494	1,329,119

CET1 ratio	12.6%	11.4%
Tier 1 ratio	14.4%	12.4%
CAR	15.8%	13.7%

b) Nu Mexico Financiera

As of June 30, 2024, its regulatory capital was equivalent to US$365,950 (US$391,714 as of December 31, 2023), resulting in a Capital ratio of 22.3% (28.1% as of December 31, 2023), with 10.5% being the minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO").

c) Nu Colombia

Nu Colombia Financiamiento was granted a license to operate as a financial institution in Colombia by the Financial Superintendency (SFC) in January 2024. As of June 30, 2024, its regulatory capital was equivalent to US$12,967 resulting in a Capital ratio of 71.9%, with 10.5% being the minimum required.

74

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

33. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of profit or loss and comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of profit or loss and other comprehensive income as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services is disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (i)				Non-current assets (ii)
	Three-month period ended		Six-month period ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	12/31/2023

Brazil	2,105,074	1,305,670	4,179,489	2,396,229	656,592	656,291
Mexico	125,270	89,224	224,621	169,736	46,897	47,893
Colombia	27,904	16,825	53,119	30,008	16,011	14,796
Cayman Islands	-	-	-	-	4,913	38,004
Germany	-	-	-	-	76	72
United States	3	-	25	-	35,319	6,116
Uruguay	-	242	-	811	-	-
Total	2,258,251	1,411,961	4,457,254	2,596,784	759,808	763,172

(i) Includes interest income (credit card, lending and other receivables), interchange fees, recharge fees, rewards revenue, late fees, insurance commission and other fees and commission income.

(ii) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the three and six-month periods ended June 30, 2024 and 2023.

75

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024

34. OTHER TRANSACTIONS

a) Accounting for crypto-assets - Staff Accounting Bulletin No. 121 ("SAB 121")

In March 2022, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") 121, which addresses the rights and obligations of the parties to a crypto asset safeguarding arrangement. SAB 121 explains that an issuer that has obligations to safeguard digital assets held for their platform users should recognize those digital assets as an asset and a liability to return to the customers, both of which are measured at fair value.

In June 2022, the Group launched a platform, through its subsidiary Nu Crypto Ltda. ("Nu Crypto"), which allows customers to trade crypto assets, in partnership with specialized brokers. The custody activity is performed by the brokers, which hold the cryptographic key information, and the Company's contractual arrangements state that its customers retain legal ownership of the crypto; have the right to sell or transfer the crypto assets; and also benefit from the rewards and bear the risks associated with the ownership, including as a result of any crypto price fluctuations. The Group maintains an internal recordkeeping of the crypto assets held for the customers.

The following table summarizes the balances relating to crypto assets held for customers, including Nucoin. For the purpose of these unaudited interim condensed consolidated financial statements the asset and liability have not been recognized.

	06/30/2024	12/31/2023
Fair value of the crypto assets held for customers	275,196	153,254

76

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  August 9, 2024